Exhibit No. 1
Form 10-QSB
Source Energy Corporation
SEC file No. 0-29129

             Item 2. Acquisition or Disposition of Assets

Business

     Existing operations and plan of operation

     In 1981, Source purchased a working interest in, and became the operator of, the property known as Bureau of Land Management Federal Oil and Gas Lease No. U-14654 consisting of 480 acres. Located in Grand County, Utah, this is Source's only oil and gas property. The Company has one producing well on this lease. At the present time the Company maintains a 68.78% working interest in the property.

     Source has previously drilled two other dry holes on the lease. We intend to evaluate the lease for new sites that show a reasonable chance of success in drilling producing wells. We will also look for opportunities to acquire additional oil and gas properties for development in the states of Utah and Wyoming.

     We sell all of our oil production to Giant Industries at spot prices. The spot price on April 10, 2000 was $32 per barrel for the oil from our well, which is Yellow Wax Crude. Emerging from a two-year downturn, oil prices reached their highest level since the Gulf War in 1999 and have continued to rise. The industry forecasts even higher prices the next two years. Giant Industries will take all of the oil that we can produce.

     Prices for oil and gas are driven strictly by supply and demand. We can sell our products to any one of five local distributors. Prices among the five distributors are nearly equal. We decided to sell to Giant Industries based on quality of service and proximity of their delivery point to our lease. We do not use commodity futures contracts or price swaps in marketing our crude oil.

     Source has been unable pursue any meaningful business operations during the past two years because of the litigation resulting form the transaction with T.R. Kraft and Point. The litigation was resolved by a judgement entered in March 2000, so Source believes it is now in a position to pursue more active business operations.

     As a result of these circumstances, operations were limited in the past two years to maintaining production from our one producing oil well in Grand County. Revenue from oil production in 1999 and 1998 was $26,043 and $20,143, respectively. Revenue for the first three months of 2000 was $14,605, compared to $4,694 for the same period in 1999. The increase in revenue from fiscal year 1998 to fiscal year 1999 and from the first calendar quarter of 1999 to the first quarter of 2000 is attributable primarily to rising oil prices.

     Oil producing expense was $26,523 for the year ended December 31, 1998, as compared to $16,050 for the year ended December 31, 1999.
For the three months ended March 31, 2000, oil producing cost was $7,155 as compared to $3,761 for the same period in 1999. Oil producing expense as a percentage of revenue decreased substantially in the year ended December 31, 1999 and the first calendar quarter of 2000 as a result of lower production costs attributable to the oil produced and lower depletion cost.

     Source realized income from oil activities of $9,993 for the year ended December 31, 1999, and a loss from oil activities of $6,375 for the year ended December 31, 1998. Income from oil activities was $7,430 for the three months ended March 31, 2000, as compared to $993 for the comparable period in 1999.

     General and administrative expense was $5,125 for the year ended December 31, 1999 and $10,881 for the year ended December 31, 1998. Consequently, Source realized net income of $4,775 for 1999 as compared to a net loss of $17,235 for 1998.

     For the three months ended March 31, 2000, general and administrative expense was $320, as compared to $2,573 for the same period in 1999. However, Source realized and extraordinary judgement expense of $90,039 in the shareholder derivative lawsuit brought against T.R. Kraft, Point, and Source. As a result, Source had a net loss of $82,902 for the first three months of 2000, and a net loss of $1,638 for the first three months of 1999.

     At March 31, 2000, total current assets were $26,852. Current liabilities at March 31, 2000, were $90,139, which included a judgement payable to Craig Carpenter, an officer and director, in the amount of $90,039 resulting form the litigation with T.R. Kraft and Point. A portion of the liability to Mr. Carpenter in the amount of $15,039 was settled in April 2000 through the issuance of 200,000 shares of Source Common Stock. Therefore, Source has a working capital deficit of $48,248. Craig Carpenter has advised the Board of Directors that he does not intend to take any collection action against Source on the $75,000 we currently owe to him, while Source seeks ne capital to pursue expansion of its operations. So long as Mr. Carpenter forbears, we believe we have sufficient cash resources and income from oil activities to sustain our current operations over the next 12 months.

However, these resources are not sufficient to embark on new drilling activity on our existing lease or to acquire and develop any other oil and gas properties. Consequently, we intend to seek additional debt or equity financing over the next year to fund expansion of our operations. However, there can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms or in required amounts. If we do find financing, there is no assurance that we will succeed in expanding our operations or remain profitable.

               Item 7. Financial Statements and Exhibits


                       SOURCE ENERGY CORPORATION
           Formerly known as Parker Energy Technology, Inc.
                    Unaudited Financial Statements
                        March 31, 1999 and 1998

                       TABLE OF CONTENTS






      Balance Sheet -- March 31, 2000


      Statements of Operations for  the  Three
      Months Ended March 31, 2000 and 1999.


      Statements of Cash Flows for  the  Three
      Months Ended March 31, 2000 and 1999.


      Notes to  Financial Statements

                   SOURCE ENERGY CORPORATION
        Formerly known as Parker Energy Technology, Inc.
                    Condensed Balance Sheet
                         March 31, 2000
                           (Unaudited)

                             ASSETS

Current Assets
  Cash and cash equivalents                      $     12,247

  Accounts receivable                                  14,605

         Total Current Assets                          26,852



Property and Equipment

  Equipment                                             5,476

  Proved oil and gas properties                       597,353

     Total Property and Equipment                     602,829

Less: Accumulated Depreciation and Depletion         (514,700)

      Net Property and Equipment                       88,129

             Total Assets                        $    114,981

              LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Current Liabilities

 Judgement payable - related party               $   90,039
 Taxes Payable                                          100


      Total Current Liabilities                      90,139

          Total Liabilities                          90,139

Stockholders' Equity

   Capital Stock -- 200,000,000 shares
    authorized having a
    par  value  of $.00025 per  share;
    4,088,981 shares issued and outstanding           1,022

  Additional Paid-in Capital                      1,226,929

  Accumulated Deficit                            (1,203,109)

      Total Stockholders' Equity                     24,842

Total Liabilities and Stockholders' Equity     $    114,981

        See accompanying notes to financial statements.

                    SOURCE ENERGY CORPORATION
        Formerly known as Parker Energy Technology, Inc.
               Condensed Statements of Operations
       For the Three Months Ended March 31, 2000 and 1999
                           (Unaudited)


                                      For Three      For Three
                                        Months        Months
                                        Ended          Ended
                                      March 31,      March 31,
                                         2000          1999

Revenues from Oil and Gas Activities $    14,605     $     4,694

Oil and Gas Producing Expense:

  Production costs                         3,237           2,193


  Depletion (Note 2)                       3,918           1,568

Total Oil and Gas Producing  Expense       7,155           3,761


 Income/(Loss) from Oil and Gas
           Activities                      7,450             933

Other Income/(Expense):

    General and administrative expense      (320)         (2,573)

    Judgement expense                    (90,039)             --

    Interest                                   7               2

  Total Other Income/(Expense)           (90,352)         (1,638)

Net loss before income tax               (89,902)         (1,638)

Provision for income tax (Notes 1 & 4)      -0-              -0-


Net Loss                            $    (89,902)     $    (1,638)


Profit/(Loss) per Share             $      (.02)      $     (.01)

Weighted Average Shares Outstanding    4,088,981        4,088,981

        See accompanying notes to  financial statements.

                      SOURCE ENERGY CORPORATION
           Formerly known as Parker Energy Technology, Inc.
                       Statements of Cash Flows
          For the Three Months Ended March 31, 2000 and 1999
                           (Unaudited)


                                        For Three       For Three
                                        Months          Months
                                        Ended           Ended
                                        March 31,       March 31,
                                        2000            1999

Cash  Flows Provided by/(Used  for)
Operating Activities

Net loss                             $    (82,902)    $       (1,638)

Adjustments to reconcile net income
to net cash provided by
 operating activities:

    Depreciation and depletion              3,918              1,568

    (Increase)/decrease in accounts
      receivable                           (9,521)              -0-

    Increase/(decrease) in current
      liabilities                          90,039               -0-

Net Cash Used for Operating Activities      1,534                (70)

Cash  Flows Provided by/(Used  for)
Financing Activities

  Proceeds from issuance of shares           -0-                -0-

Net Cash Provided by Financing Activities    -0-                -0-

Net Increase/(Decrease) in Cash             1,534                (70)

Beginning Cash Balance                     10,713              2,190

Ending Cash Balance                   $    12,247       $      2,120



Supplemental  Disclosure  of   Cash
Flow Information:

   Cash  paid during the  year  for
    income taxes                      $      -0-        $        -0-


           See accompanying notes to  financial statements.

                        SOURCE ENERGY CORPORATION
             Formerly known as Parker Energy Technology, Inc.
                      Notes to Financial Statements
                              March 31, 2000


Note 1    PRELIMINARY NOTE

          The accompanying condensed consolidated financial statements have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Audit for the year ended December 31, 1999.


Note 2    ORGANIZATION

          The Company was originally incorporated under the name Exit, Inc. in accordance with the laws of the State of Utah on January 30, 1981. In April of 1984, the Company changed its name to Parker Energy Technology, Inc. From its inception until May 20, 1997, the Company had been in the business of oil and gas exploration and production activities. Currently, the Company has one producing well, located in Grand County, Utah. On May 20, 1997, the Company effected a reverse split of its outstanding shares from 81,637,100 to 1,632,742. Simultaneous thereto, the Company entered into an agreement with an individual to engage in the business of distillate fuel systems process plants and changed its name to Source Energy Corporation. On March 10, 2000 a U.S. district court judge rescinded the May 20, 1997 agreement and ordered that the Company be returned, as nearly as possible, to its status prior to consummation of said agreement. This included cancelling 12,305,800 shares of common stock issued in the transaction.

          On  April  10, 2000, the Company effected a  1  for  40
          reverse split.